Registration No. 24-3656

SECURITIES AND EXCHANGE COMMISSION


11005985

POST QUALIFICATION AMENDMENT NO. 19
TO
FORM 1-A /A

REGULATION A OFFERING STATEMENT


Received SEC
MAR 2 5 2011
Washington, DC 20549

UNDER

THE SECURITIES ACT OF 1933

STEUBEN TRUST CORPORATION
(Exact name of issuer as specified in its charter)

NEW YORK
(State or other jurisdiction of incorporation or organization)

One Steuben Square, Hornell, New York 14843-1699
(607) 324-5010

(Address, including zip code, and telephone number, including area code, of issuer's principal executive offices)

Helen A. Zamboni, Esq.
UNDERBERG & KESSLER LLP
300 Bausch & Lomb Place
Rochester, New York 14604
(585) 258-2800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

6060	16-1368310
Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

The purpose of this Post-Qualification Amendment No. 19 to Form 1-A is (i) to file a new Power of Attorney as Exhibit 15 and (ii) to provide new original signature pages, dated March 24, 2011.

There are no other changes to Post-Qualification Amendment No. 18 to Form 1-A.

PART III

EXHIBITS

Exhibit Index

Exhibit Number	Description	Sequential Page Location
2-1	Certificate of Incorporation of Steuben Trust Corporation, as amended	*
2-2	Bylaws of Steuben Trust Corporation	*
3	Authorization Form for Corporation's Dividend Reinvestment and Stock Purchase Plan	*
10-1	Consent of Crowe Horwath LLP	*
10-2	Consent of Underberg & Kessler LLP	*
11	Opinion of Underberg & Kessler LLP	*
15	Power of Attorney	Filed herewith

* Indicates previously filed document.

STEUBEN TRUST CORPORATION
POWER OF ATTORNEY

The Issuer and each person whose signature appears below hereby appoints Brenda L. Copeland and James P. Nicoloff, and each of them, as attorneys-in-fact, each with full power of substitution, to execute in their names and on behalf of the Issuer and each such person, individually and in each capacity stated below, one or more amendments (including post-effective amendments) to this Offering Statement as the attorney-in-fact acting on the premise shall from time to time deem appropriate and to file any such amendment to this Offering Statement with the Securities and Exchange Commission. This Power of Attorney may be executed in counterparts, all of which taken together shall constitute one and the same instrument.

SIGNATURES

Date: February 17, 2011


David A. Shults, Director and
Chairman of the Board

Date: February 17, 2011


Robert U. Blades, Jr., Director

Date: February 17, 2011


Brenda L. Copeland, Director &
President and CEO

Date: February 17, 2011


Michael E. Davidson, Director

Date: February 17, 2011


Charles M. Edmondson, Director

Date: February 17, 2011


Stoner E. Horey, Director

Date: February 17, 2011


L. Victor Myers, Director

Date: February 17, 2011


Charles D. Oliver, Director

Date: February 17, 2011


Kenneth D. Philbrick, Director

Date: February 17, 2011


Eric Shults, Director

Date: February 11, 2011


Sherry C. Walton, Director

G:\Microsoft\UKS\STEUBEN\SEC\FORMS\PowerofAttorney2003.doc

SIGNATURES

The Issuer. The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hornell, New York, on this 24th day of March, 2011.

STEUBEN TRUST CORPORATION



By: ______________________
James P. Nicoloff,
Executive Vice President and
Chief Financial Officer

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated:

Date: March 24, 2011	Brenda L. Copeland* Brenda L. Copeland, President and Chief Executive Officer
Date: March 24, 2011	______________________ James P. Nicoloff, Executive Vice President, Treasurer and Chief Financial Officer
Date: March 24, 2011	David A. Shults* David A. Shults, Director and Chairman of the Board
Date: March 24, 2011	Robert U. Blades, Jr.* Robert U. Blades, Jr., Director
Date: March 24, 2011	Michael E. Davidson* Michael E. Davidson, Director
Date: March 24, 2011	Charles M. Edmondson* Charles M. Edmondson, Director
Date: March 24, 2011	Stoner E. Horey* Stoner E. Horey, Director
Dated: March 24, 2011	L. Victor Myers* L. Victor Myers, Director

Date: March 24, 2011	Charles D. Oliver* Charles D. Oliver, Director
Date: March 24, 2011	Kenneth D. Philbrick* Kenneth D. Philbrick, Director
Date: March 24, 2011	Eric Shults* Eric Shults, Director
Date: March 24, 2011	Sherry C. Walton* Sherry C. Walton, Director

*By: 
James P. Nicoloff, as Attorney-in-Fact